OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 001-33457
CUSIP NUMBER 723464301

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Pinnacle Gas Resources, Inc.
Full Name of Registrant

Former Name if Applicable

1 E. Alger
Address of Principal Executive Office (Street and Number)

Sheridan, Wyoming 82801
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pinnacle Gas Resources, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2008 by March 31, 2009 without unreasonable effort and expense because the Company is currently seeking approval from its lender of amendments to, or temporary waivers of, certain covenants provided for in the Company’s outstanding credit facility.  Due to these discussions, as well as an expected redetermination of the borrowing base under this credit facility during the first two weeks of April 2009, the Company is still in the process of assessing its financial position and liquidity needs, and substantial time and resources have been dedicated to these efforts.

As disclosed in prior SEC filings, the Company was not in compliance with certain financial covenants in its credit facility for the second and third quarters of the 2008, but obtained waivers of, or amendments to, the covenants in the credit facility in each instance.  Based on current discussions with its lender, the Company expects to receive another waiver or amendment to the credit facility on terms acceptable to the Company with respect to the fourth quarter of 2008.  However, the Company can provide no assurance that the waiver or amendment will be obtained on acceptable terms or on a timely basis.  The waiver or amendment could contain additional terms which could increase the Company’s interest expense and limit the Company’s ability to fund its operations or pay other outstanding indebtedness.

As a result of the uncertainty of whether a waiver or amendment can be obtained on terms acceptable to the Company and other changes that may occur prior to the filing of the annual report on Form 10-K, the management of the Company anticipates that it is possible that the report of its independent registered public accounting firm on the Company’s financial statements for the year ended December 31, 2008 could contain an explanatory paragraph with respect to the Company’s ability to continue as a going concern.  Such a qualification could, unless waived by the Company’s lender, constitute another event of default under the Company’s credit facility.

The Company has remained current with regard to the payment of principal and interest on its credit facility.  The Company  anticipates completing the sale of certain assets during April 2009 to facilitate its compliance with regard to any redetermination of its borrowing base.  Because the assessment of the Company’s financial position and liquidity depends to a significant degree upon its ability to obtain waivers to, or amendments of, certain covenants in the credit facility, which it cannot obtain by March 31, 2009, and a redetermination of its borrowing base expected in the first two weeks of April 2009, the Company is unable to complete its Form 10-K in a timely manner.  The Company plans to file its Form 10-K by April 15, 2009, as prescribed by Rule 12b-25.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This notification on Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “expects,” “anticipates” and “plans” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s Form 10-K.  Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 10-K, the potential redetermination of borrowing base and the failure of the Company to complete sales of assets.  Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ronald T. Barnes, Chief Financial Officer	(307)	673-9710
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

1.  Revenue from gas sales increased $9.3 million in the year ended December 31, 2008 to $22.4 million, a 71% increase compared to the year ended December 31, 2007.  This increase was primarily due to an increase in the average realized price per Mcf during the first three quarters of 2008, compared to average prices in 2007, along with increased gas sales volume.  The average realized price per Mcf increased 49%, from $3.88 per Mcf in the year ended December 31, 2007 to $5.78 per Mcf in the year ended December 31, 2008.

2.  Lease operating expenses increased $1.7 million in the year ended December 31, 2008 to $6.5 million, a 37% increase compared to the year ended December 31, 2007.  This increase resulted from an increase in the number of wells in the productive cycle during 2008, along with a workover program that replaced or retired pumps, increased generator rental and diesel fuel costs, and increased water treatment costs in the Company’s Cabin Creek area.

3.  Production taxes increased $0.5 million in the year ended December 31, 2008 to $1.9 million, a 39% increase from the year ended December 31, 2007.  This increase in production taxes was directly correlated to gross sales revenue because taxes in Wyoming and Montana are based on a percentage of sales value.

4.  Depreciation, depletion, amortization and accretion expense increased $2.8 million for the year ended December 31, 2008 to $9.3 million, a 43% increase compared to the year ended December 31, 2007.  This increase was due to an increase in capital expenditures that were added into the full cost pool used for the computation of depletion, as well as increased production.

5.  At December 31, 2008, the capitalized cost of the Company’s oil and gas properties exceeded the full cost ceiling limitation by approximately $21.5 million based upon a natural gas price of approximately $4.61 per Mcf (based on the CIG index) in effect at that date.  The Company’s full impairment was taken in the fourth quarter of 2008.  This compares to a $18.2 million impairment which was primarily taken in the first quarter of 2007.

6.  Net loss attributable to stockholders for the year ended December 31, 2008 was $21.7 million, compared to a net loss attributable to stockholders of $23.4 million for the year ended December 31, 2007.  Adjusting for a $3.8 million unrealized gain associated with the change in the fair valuation of the Company’s natural gas hedges in place in 2008 and a $2.3 million unrealized loss in such fair valuation of natural gas hedges in place in 2007, in each case included as other income in accordance with the provisions of SFAS No. 133, the Company’s net loss attributable to stockholders would have been $25.5 million in 2008 and $21.1 million in 2007.

PINNACLE GAS RESOURCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE GAS RESOURCES, INC.

Date	March 31, 2009	By	/s/ Ronald T. Barnes
		Name:	Ronald T. Barnes
		Title:	Senior Vice President, Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).